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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25

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                 NOTIFICATION OF LATE FILING                   SEC FILE NUMBER
                                                                  000-24633
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                                                                 CUSIP NUMBER
                                                                 75102Q 10 1
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(Check One): [ ] Form 10-K and Form 10-KSB  [ ] Form 20-F
             [X] Form 10-Q and 10-QSB       [ ] Form N-SAR

         For Period Ended: March 31, 2003
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         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:
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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I--REGISTRANT INFORMATION

Full Name of Registrant:            RAKO Capital Corporation

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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)     Two North College Avenue

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City, State and Zip Code                                      Fayetteville, Arkansas 72701
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PART II--RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort and expense and the Registrant seeks relief pursuant to Rule 12b-5(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; [ X ]

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
          10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date [ X ]; and

     (c)  The accountant's statement or other exhibit required by Rule 12b-25
          has been attached if applicable. [   ]

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PART III--NARRATIVE

State below, in reasonable detail, the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets, if needed)

As a result of (i) the resignation of the Registrant's Chief Financial Officer effective April 28, 2003 and the recent replacement of such officer and (ii) the dedication of its resources to completing several acquisitions in the first quarter, the Registrant was unable to compile the documentation required to complete the Form without unreasonable effort and expense.


PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Gary M. Fuchs                              (479) 684-2700
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     (Name)                                   (Area Code) (Telephone Number)

(2)  Have all other periodic reports under section 13 or 15(d) of the Securities
     Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                [ X ] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                [ X ] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         We expect our net loss for the quarter ended March 31, 2003 to be approximately $2.0 million, compared to a net loss of approximately $1.1 million for the corresponding period in 2002, principally as a result of a decrease in revenues, an increase in general and administrative expenses and an increase in depreciation and amortization relating to non-competition agreements.


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                            RAKO CAPITAL CORPORATION
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 15, 2003             By: /s/ Gary M. Fuchs
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                                    Name:  Gary M. Fuchs
                                    Title: President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative
(other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001).


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                              GENERAL INSTRUCTIONS

1.   This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General
     Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed and original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. Manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.